Exhibit 12

Ratio of Earnings to Fixed Charges

The following table sets forth UBS AG’s ratio of earnings to fixed charges, for the years indicated.

For the year ended 31 December	2000	1999	1998	1997

IAS(1)

Pre-tax earnings from continuing operations(2)	10,109	7,709	3,560	(851)

Add: Fixed Charges	44,251	30,246	32,958	17,273

Pre-Tax Earnings Before Fixed Charges	54,360	37,955	36,518	16,422

Fixed charges:

Interest	43,615	29,695	32,424	16,733

Other(3)	636	551	534	540

Total Fixed Charges	44,251	30,246	32,958	17,273

Ratio of Earnings to Fixed Charges(4)	1.23	1.25	1.11	0.95
U.S. GAAP(1)

Pre-tax earnings from continuing operations(1)	6,617	4,216	(5,319)

Add: Fixed charges	44,220	30,211	26,307

Pre-Tax Earnings Before Fixed Charges	50,837	34,427	20,988

Fixed charges:

Interest	43,584	29,660	25,773

Other(3)	636	551	534

Total Fixed Charges	44,220	30,211	26,307

Ratio of Earnings to Fixed Charges(5)	1.15	1.14	0.80

(1)	The ratio is provided using both IAS and U.S. GAAP values, as the ratio is materially different between the two accounting standards. No U.S. GAAP information is provided for 31 December 1997 as a U.S. GAAP reconciliation was not required for that period.

(2)	Pre-tax earnings from continuing operations includes the elimination of subsidiary, associate, and minority interest income and the addition of dividends received from associates.

(3)	Other fixed charges is the interest component of rental expense.

(4)	The deficiency in the coverage of fixed charges by earnings before fixed charges at 31 December 1997 was CHF 851 million.

(5)	The deficiency in the coverage of fixed charges by earnings before fixed charges at 31 December 1998 was CHF 5,319 million.